

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Huang Fang
Chief Executive Officer
Maitong Sunshine Cultural Development Co., Ltd
Room 202, Gate 6, Building 9, Yayuan
Anhui Beili, Chaoyang District, Beijing, China

**Re: Maitong Sunshine Cultural Development Co., Ltd**
    **Amendment No. 3 to Registration Statement on Form S-1**
    **Filed March 12, 2024**
    **File No. 333-276152**

Dear Huang Fang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.  We note your response to prior comment 4. We note your opinion of counsel states that prior approval from the CSRC is not required for your offering because the OTC Pink Market is a trading platform not organized as a stock exchange nor identified as such, or as an established public market, by the SEC. The opinion also states the Trial Measures, among other things, require a limited company registered in the PRC to make a submission to the CSRC for approval prior to the listing and trading on an overseas stock exchange of the securities of an offshore entity that owns 50% or more of the equity interest in such PRC limited company, and your offering will not involve the sale by the Parent of its securities on the OTC Pink Market (or any overseas stock exchange), but instead it will involve the sale of the shares by shareholders of the Parent who purchased the shares from the Parent in a private offering. Please provide us with a detailed analysis

which includes references and citations to the applicable regulations that support the conclusion based on these facts that prior approval from the CSRC is not required for your offering.

We also note that your opinion of counsel is subject to inappropriate assumptions, including the assumptions in numbered qualification 4. Please obtain and file a revised opinion without those assumptions, or provide an explanation as to why those assumptions would be appropriate.

Please contact Joseph Klinko at 202-551-3824 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Robert Brantl, Esq.